July 27, 2007

Mr. James A. McNulty, CPA
Chief Financial Officer; Director
Biovest International, Inc.
377 Plantation Street
Worcester, MA 01605

Re: Biovest International, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File No. 000-11480

Dear Mr. McNulty:

We have reviewed your April 16, 2007 response to our March 23, 2007 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed December 29, 2006

General

1. Your Form 10-Q filed on May 15, 2007 does not contain any significant revisions to the disclosure. With respect to all comments in this letter and in our letter dated March 26, 2007, please provide us the revised disclosure you intend to include in future filings, beginning with your June 30, 2007 Form 10-Q. We believe the disclosure of this transaction should be complete and thorough as to the transactions, the valuation and accounting for each.

Notes to Consolidated Financial Statements, page F-6

13. New Markets Tax Credit Financing and variable interest entities; first tranche; page F-28

2. The first sentence of note 13 indicates that Biovest became the recipient of $3 million in net funds in the NMTC transaction. Please explain to us, and in the proposed revisions to your disclosure, the business purpose of structuring the transaction in the manner it was structured to achieve $3 million of proceeds.

3. We are continuing to evaluate your consolidation conclusions. Your response to comment 1 suggests that you have concluded that under the voting interest consolidation model (A) the presumption that Biovest's parent Accentia should directly consolidate Biolender LLC as a result of its direct ownership of approximately 70% of the voting interest in Biolender LLC has been overcome and (B) Biovest should consolidate Biolender, notwithstanding the fact that Biovest only owns approximately 30% of the outstanding voting interest of Biolender LLC. Please tell us if our understanding of your conclusions is correct. If our understanding is correct, we do not believe that the accounting literature you cite, primarily EITF 03-16, provides a sufficient basis for your conclusions. EITF 03-16 clarifies that the guidance in EITF 03-16 which indicates that certain investments in an LLC should be viewed as similar to an investment in a limited partnership only applies to the determination of whether the cost or equity method should be applied to an LLC investment; it does not apply to either an analysis under EITF 96-16 of whether the presumption that Accentia should consolidate Biolender is overcome or an analysis of whether Biovest should consolidate Biolender on the basis of Biovest's contractual rights. In order to facilitate our evaluation of your consolidation conclusion related to Biolender LLC, please provide an EITF 96-16 analysis as to whether the presumption that Accentia should consolidate Biolender LLC is overcome. Your analysis should include, but not be limited to your consideration of the factor cited in EITF 96-16 that if the minority shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the minority shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Your analysis should also summarize the rights and obligations of Accentia and Biovest under the operating agreement and explain why Accentia is unable to control Biolender in light of its ability to control Biovest, which appears to be the sole counterparty to the operating agreement. If you are able to appropriately conclude that the presumption that Accentia should consolidate Biolender has been overcome, please provide an analysis, with citation to supporting authoritative literature, supporting your conclusion that Biovest should, as a result of its contractual

rights, consolidate Biolender. In your analysis, please explain to us what consideration you gave to each of the criteria listed in EITF 97-2.

4. Please refer to your response to our prior comment number six. Specifically direct us to the accounting for these warrants. It is unclear how you determined that these warrants should be directly deducted from equity, and not expensed in the statement of operations. Please clarify this fact. Also, please provide us in disclosure type format a revised description of these warrants in the consolidated statement of shareholders' deficit, as the description "stock based compensation" may be confusing. Include in your proposed disclosure what debt deferred financing costs on the balance sheet relate to, quantifying the amount of deferred costs related to each financing. If any deferred costs relate to the NMTC financing explain why deferral is appropriate as you have not accounted for the transaction as debt.

5. It does not appear that the $6 million paid by Biovest to Accentia on April 25, 2006 is disclosed here. Please provide to us, using disclosure type format, proposed revisions to your disclosure of this transaction in this note as it appears related to the NMTC transaction. Ensure that all transactions are disclosed along with valuation and the accounting for each transaction.

6. Please provide us in disclosure type format the fair value of the warrants issued to the guarantors and where the amount of expense is included on the statement of operations.

7. Please clarify in disclosure type format who owns .01% of Biovax Investment LLC. Note 13 and page 25 of Exhibit A indicate Biovax Investment Corp. owns the interest. Page 18 of Exhibit A says Telesis CDE owns the .01% interest. Please confirm who owns the interest and what consideration was given for the interest.

8. Note 13, in the paragraph numbered three, refers to Telesis CDE II, Inc. Please clarify in disclosure type format who this entity is.

9. In the third paragraph of Note 13 quantify the amount of the "nominal investment" by Telesis CDE Corp.

10. In your analysis of the variable interest entities on page 23 of Exhibit A clarify what the first "no" for Biolender means. Do you mean "no, the equity risk investment at risk is sufficient…" or "no, the equity risk investment at risk is *not* sufficient…"

11. Please refer to your response to our prior comment number eight. Please tell us your rationale for not recognizing a liability for the indemnification in the financial statements within the context of the applicable paragraphs within FIN 45. Further please clarify for us how each of the circumstances identified are within your control.

Form 10-Q For Quarter ended December 31, 2006 filed on February 14, 2007

Modification and Termination of Agreement, page 13

12. Explain in disclosure type format why ten million shares of common stock were issued to Accentia on October 31, 2006 instead of as part of the April 2006 NMTC transactions.

Form 10-Q for Quarter ended March 31, 2007 filed on May 15, 2007

13. Please provide to us in disclosure to explain the components of the $478,000 Non-controlling interest in loss from variable interest entities on the statement of operations.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments. Other than as it relates to the issues addressed in this letter, we have not reviewed your March 31, 2007 Form 10-Q.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant